New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

February 5, 2010

Re:	First Wind Holdings Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-152671

Mail Stop 3561

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Dear Mr. Owings:

First Wind Holdings Inc. (the “Company”) today filed Amendment No. 3 to the above-referenced Registration Statement on Form S-1.  Enclosed herewith for your convenience is a copy of Amendment No. 3, and a copy marked against Amendment No. 2.

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter dated January 21, 2010 to the Company from the Staff of the Division of Corporation Finance.  For your convenience, the text of the Staff’s comments is reproduced below, in bold, preceding each response.  Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.  Unless otherwise specified, page references below refer to Amendment No. 3.

Table of Contents

1.                                      We note your disclosure that investors should rely only on the information contained in this prospectus.  If you intend to use any free writing prospectuses, you should consider removing this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, that information.

Response:  We have revised the disclosure below the table of contents on page i to include a reference to any free writing prospectuses prepared by or on behalf of the Company.

Prospectus Summary, page 1

2.                                      We reviewed your response to comment two in our letter dated October 24, 2008.  The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects related to you and your offering.  Please reduce the amount of detail by carefully considering and identifying those aspects of your business and the offering that are the most significant and determine how best to highlight those points in clear, plain language.  For example, consider significantly reducing or deleting the subsections entitled Strategy on pages 4 and 5 and Market Opportunity on page 6.  This disclosure is too detailed for the summary and is more appropriate for your Business discussion.  In addition, your discussion in your summary regarding your achievements, your sources of revenue and access to financing and government programs should be balanced with a more detailed discussion of the risks associated with your business.  By way of example only, we note the following risks:

•                  Your growth depends on locating and obtaining control of suitable operating sites and you may be unable to identify suitable projects;

•                  You may have to abandon and/or re-categorize identified projects;

•                  Upon completion, projects may not meet your return expectations due to schedule delays, cost overruns, revenue shortfalls, or a lower than expected capacity; and

•                  Your debt agreements contain restrictions that limit your flexibility in operating your business.

Please also balance your discussion of your competitive strengths with a discussion of the risks that could negatively impact these strengths.  In this regard, we note that you compete, among other things, for (1) suitable sites, (2) access to transmission or distribution networks, (3) wind turbines and related components at affordable prices that are delivered in a timely manner and in sufficient quantities, (4) employees with experience in the wind industry, and (5) the limited number of potential tax equity investors.  These risks are only examples.

Lastly, in addition to providing a more balanced discussion, please also avoid repetitive disclosure within your prospectus summary.

Response:  We have revised the prospectus summary to reduce the amount of detail included and to eliminate repetitive disclosure.  For example, the Strategy and Market Opportunity subsections on pages 4 and 6 have been significantly reduced.  We have also revised the prospectus summary to include additional discussion of the risks associated with the Company’s business beginning on page 6, risks related to the Company’s sources of revenue and access to financing and government programs on pages 3 and 4 and risks related to the Company’s competitive strengths on page 6.

3.                                      We reviewed your response to comment three in our letter dated October 24, 2008 and your revised disclosure.  We note that in some places in your disclosure you refer to your operating projects and in other places you combine your operating projects with those that are under construction.  For clarity and transparency, please revise your disclosure throughout your prospectus to separately set forth your “operating” and “under construction” projects or tell us why it is not appropriate to do so.  Please also refer to the last paragraph of comment 21 below.

Response:  The Company believes that the most significant risks relating to the development of wind energy projects exist prior to the construction phase, and that relative to the other activities necessary to place a project into operation (as described in “Business—Our Development Process”), construction is a relatively low risk activity conducted by experienced contractors under Company oversight.  In addition, construction cycles are short, typically 7-15 months, less than 20% of the total time spent on a project from prospecting to commercial operation.  While the Company respectfully submits that the current categorization of projects as Operating/Under-Construction, Tier 1 and Tier 2 is appropriate, we have revised the table of projects on page 96 to add separate rows for Operating and Under-Construction projects within the Operating/Under-Construction category.  In response to the Staff’s comment 21 below, the Company has revised the descriptions of projects on its website to conform to the presentation in Amendment No. 3.

Revenues, Financing and Government Programs, page 3

4.                                      We reviewed your response to comment five in our letter dated October 24, 2008 and reissue this comment.  Please revise to disclose, as indicated in Note 5 to your financial statements, that these financing arrangements entitle the tax equity investors for a project to substantially all — instead of a portion, as you currently disclose — of the operating cash flow generated by a tax-equity financed project until the tax equity investors achieve their targeted investment returns and return of capital or tell us why it is not appropriate to do so.  Please also enhance this disclosure to describe the effect of the tax equity financing arrangements on the company’s cash flows.  For example, if the company will receive no or limited distributions attributable to these projects during the approximately ten-year period of the tax equity financing arrangements, please disclose this or tell us why it is not appropriate to do so.

Response:  We have revised the disclosure referenced in the Staff’s comment on pages 3, 76 and F-20 to state that our tax equity investors receive most of the operating cash flows and substantially all of the production tax credits and taxable income or loss generated by the project until they achieve their targeted investment returns and return of capital, which we typically expect to occur in ten years.

Strategy, page 4

5.                                      In the first bullet under this heading please delete the reference to “capacity payments” or revise to explain what this term means.  Alternatively, please refer investors to an explanation elsewhere in your prospectus.

Response:  In response to the Staff’s comment 2 above, we have deleted the disclosure containing the reference to “capacity payments” on page 4.  We have added an explanation of the term on page 60.

6.                                      In the seventh bullet under this heading, you reference the acquisition of existing wind energy assets that you believe will meet your financial return requirements.  In an appropriate place in your prospectus, please describe your experience acquiring existing wind energy assets.  To the extent that the risks associated with acquiring existing wind energy assets differ from those associated with developing and constructing wind energy projects, please also discuss those risks under the heading “Risk Factors” in your prospectus.

Response:  The projects the Company has completed following acquisition of partially developed wind energy assets were projects at early stages of development, so the Company’s experience has not been significantly different than when it develops projects from the beginning.  While the Company believes there may be some benefits in acquiring partially developed wind energy assets, there are risks in such acquisitions as well. We have added risk factor disclosure to cover this on page 26.

The Reorganization and our Holding Company Structure, page 7

7.                                      Please revise the diagram to also disclose the economic rights of the Class A and Class B common stock.

Response:  We have disclosed the economic rights of the Class A and Class B common stock by revising the notes to the diagram on page 8.

8.                                      Please disclose that you will be considered a “controlled” company under the Nasdaq rules.

Response:  We have added the referenced disclosure on page 7.

9.                                      It would help investors understand your business if you identified your subsidiaries, including any noncontrolling interests and projects in those subsidiaries.  Please expand your company structure diagram to illustrate how these entities and projects are reflected in your structure.  If there are any noncontrolling interests in the subsidiaries, please also disclose the percentage interest and name the persons or identity the class of persons that hold these interests.

Response:  The diagram on page 8 is intended to show the corporate structure resulting from the reorganization in connection with the offering.  We respectfully submit that expanding the diagram to show the full corporate structure, which currently includes well over 100 entities, would obscure our purpose in including the chart.

The Company supplementally advises the Staff that, aside from non-controlling interests resulting from tax-equity financings and an immaterial noncontrolling interest in the Company’s Steel Winds I project, the only such interests in the Company’s operating projects are those in respect of Kaheawa Wind Power I and Milford I.  Those interests are disclosed on pages 112 and 112 to 113 under “Business—Our Portfolio of Wind Energy Projects” and on pages F-20 to F-21.  Third-party equity interests in Kaheawa Wind Power II, Kahuku and Milford II are disclosed on pages 114 to 115.  In addition, the Company believes that the primary concern of a potential equity investor is the economic health of the consolidated enterprise.

10.                               We note your disclosure on page 27 and Note 2 to the financial statements regarding the going concern opinion of your auditors.  Please also provide this disclosure in the Summary section.

Response:  We have added the disclosure regarding the going concern opinion of the Company’s auditors to page 7.

Summary Financial and Operating Data, page 11

11.                               Based on your disclosures regarding how Project EBITDA is used by management and how it is useful to investors, it appears that Project EBITDA is presented here and on pages 50, 62, 63, 68 and 70 as both a performance and liquidity measure.  If not, please advise in detail.  If so, please explain why your presentation of Project EBITDA as a liquidity measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K.  In doing so, consider that all financial statement activity below gross income is excluded from the measure.  Refer to Item 10(e)(1)(ii)(A) of Regulation S-K and 103.01 and 102.09 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.  Further, to the extent you determine that Project EBITDA is an acceptable liquidity measure, please also reconcile to a GAAP liquidity measure and present the three major categories of the statement of cash flows.  Refer to Item 10(e)(1)(A) of Regulation S-K and 102.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:  The Company’s management does not use Project EBITDA as a liquidity measure.  Company management uses Project EBITDA to assess the performance of the Company’s operating projects by excluding the effects of interest, depreciation and amortization of operating assets, New England REC timing and mark-to-market adjustments from gross income (loss).  While the Company does use Project EBITDA to assess the ability of its projects to support debt and/or tax equity financing, this is largely a reflection of the fact that lenders and providers of tax equity financing frequently disregard the non-cash charges and GAAP timing differences that are excluded from Project EBITDA.  We have added disclosure on page 14, immediately following the statement that Project EBITDA is not intended to be used as a substitute for gross income, net income or cash flow from operations, to the effect that Project EBITDA is not a measure of the Company’s liquidity and that investors should refer to cash flow from operations.

Risk Factors, page 16

12.                               Please delete the first and second sentences of the second paragraph on page 16.  All material risks should be described.  If risks are not deemed material, you should not reference them.

Response:  We have deleted the first and second sentences of the second paragraph on page 16.

Use of Proceeds, page 39

13.                               Please disclose the approximate amount intended to be used for capital expenditures and general corporate purposes.  Refer to Item 504 of Regulation S-K.

Response:  We have revised the Registration Statement to add the referenced disclosure on page 40.  We will include the actual amounts in a future amendment to the Registration Statement.

Unaudited Pro Forma Financial Information, page 42

14.                               We considered your response to comment 11 in our comment letter dated October 24, 2008.  Although not specifically stated in SAB Topic I:B.3, we believe the provisions of that Bulletin should be applied only where it is dilutive to per share amounts.  Please revise your calculation or explain why you believe no revision is necessary.

Response:  In response to the Staff’s comment, we have revised the calculation.

15.                               The nature of adjustment (2) on page 45 is unclear to us.  Interest income on offering proceeds is generally not a factually supportable adjustment in the pro forma financial statements.  Please explain the nature of the adjustment supplementally or revise to remove this pro forma adjustment to the extent it represents assumed income from future proceeds.

Response:  We have revised the pro forma financial information to remove the referenced adjustment.

Management’s Discussion and Analysis of Financial Condition and Results, page 53.

Liquidity and Capital Resources, page 71

Capital Expenditures, page 72

16.                               Based on your disclosure on the prospectus cover page and elsewhere in your prospectus, it appears that you intend to use a portion of the net proceeds from this offering to fund capital expenditures.  Please revise your disclosure under this heading to reflect your use of proceeds or tell us why it is not appropriate to do so.

Response:  We have revised the Registration Statement to add the referenced disclosure on page 73.

Sources of Liquidity, page 72

Debt, page 73

17.                               We note that you have not filed as material agreements many of the agreements governing your debt.  For example, it does not appear that you plan to file as a material contract the term loan of CSSW, LLC that has an outstanding balance at September 30, 2009 of $115 million.  We also note that it does not appear that you plan to file your tax equity financing agreements as material contracts.  Please file these agreements as exhibits to your registration statement or tell us why it is not appropriate to file these and any other debt agreements as exhibits.  In addition, when you file your material contracts with us, please ensure that you include any annexes, schedules, exhibits or appendices to these agreements.

Response:  The Company will file the agreements governing its debt and its tax equity financing agreements that are material to it and required to be filed pursuant to Item 601 of Regulation S-K with a future amendment.

Tax Equity Financing, page 75

18.                               Please consider providing an illustrative table and related narrative similar to the table and related narrative on page 56 of Amendment No. 1 to Form S-1.

Response:  We have revised the Registration Statement to add the referenced table and narrative on page 76.

Industry, page 83

19.                               We reviewed your response to comment 18 in our letter dated October 24, 2008 and acknowledge receipt of your source materials.  We will present comments, if any, on the source materials at a subsequent date.

Response:  We acknowledge the Staff’s comment.

Business, page 94

Our Portfolio of Wind Energy Projects, page 110

Operating Projects, page 110

20.                               We note that you have filed as material contracts some but not all of your power purchase agreements.  Please file all of these agreements as material contracts or tell us why it is not appropriate to do so.

Response: The Company will file in a future amendment the power purchase agreements that are material to it and required to be filed pursuant to Item 601 of Regulation S-K.  With respect to certain of its power purchase agreements, the Company believes that they are contracts entered into in the ordinary course of business that are not material to the Company because of the size of the project to which the power purchase agreement relates (and the revenue or potential revenue related to the power purchase agreement) and/or the development stage of the project in question.

Projects Scheduled to be in Construction in 2010, page 113

21.                               We compared the projects under this heading with the projects you describe on your website as in development and note the following:

•                  Your disclosure indicates that Milford II is a 102 MW expansion project but your website indicates that this is a 200 MW project;

•                  Your disclosure indicates that Steel Winds II is a 15 MW expansion project but your website indicates that this is a 20 MW project; and

•                  Your website describes a number of additional projects as under development that are not described in your prospectus.  For example, your website includes descriptions of your Longfellow, Oakfield, Milford III, Milford IV and Milford V projects.

With respect to the first two bullets, please update your disclosure or revise your website, as appropriate.  With respect to the third bullet, please tell us when you expect to commence construction on the projects described on your website that are not disclosed in your prospectus.

In addition, we reissue comment 36 in our letter dated August 29, 2008 with respect to the classification of your projects on your website as compared to the classification in your disclosure.

Response:  The Company has revised the descriptions of projects on its website to conform to the disclosure in Amendment No. 3.  In response to the Staff’s comment in the third bullet, the Company has removed those projects from the website for which the Company does not expect to commence construction before 2011 and the Company believes that it would be premature to provide estimated dates for commencement of construction at this time.

Projects Scheduled to be in Construction in 2010, page 113

22.                               We note your disclosure that, due to the small electricity grids on Maui and Oahu, you plan to use a battery system to store electricity as a part of KWP II and Kahuku.  You also disclose it would be a competitive advantage if you are successful in coupling battery technology with your wind energy projects.  Please tell us where you are in the process of coupling battery technology with your wind energy projects.  For example, please tell us if have you developed this technology and, if so, whether you have tested the technology.  If material, please disclose the estimated amount spent during each of the last three fiscal years on company sponsored research and development activities in this regard.  Refer to Item 101(c)(1)(xi) of Regulation S-K.

Please also disclose whether your construction schedule for these two Tier I projects, and any other pipeline projects that depend on this technology, is tied to your successful coupling of battery technology with your wind energy projects.

Response:  The Company is not the developer of the battery technology; the Company purchases the battery technology from Xtreme Power, a Texas corporation.  The Company has installed a 1 MW battery at Kaheawa Wind Power I for purposes of testing the technology, and to date, the testing has produced favorable results.  The Company supplementally advises the Staff that the amount it has spent on the battery technology from Xtreme Power over the past three years has been immaterial.

Unlike for Kahuku, for Kaheawa Wind Power II to meet the Company’s return expectations, the Company needs to use a battery system to store electricity.  The Company needs the battery system to stabilize the amount of power available from the project and to limit curtailment because Maui has a small electricity grid.

Suppliers, page 116

23.                               We reviewed your disclosure under the heading “Power Purchase Agreements and Financial Hedging” on page 56.  In particular, you disclose that “[w]hen [you] enter into financial hedges and contracts for forward sales of RECs, [you] base the contracted amount on estimates [you] believe with a high degree of certainty that [you] can produce; however, actual amounts may be materially different from [your] estimates for a variety of reasons, including ...  turbine performance” and that “[i]n the event a project does not generate the amount of electricity covered by a related financial hedge, [you] could incur significant losses under the hedge if electricity prices were to rise substantially above the fixed prices provided for in the hedge.”

Please tell us whether liquidated damages under your turbine warranty agreements include payments you may be required to make under a financial hedge resulting from turbine non-performance.  Please also tell us whether you have incurred liquidated damages under any of your turbine warranty agreements that were limited by the aggregate maximum cap on liquidated damages under any of these agreements.  If so, please also tell us the amount of liquidated damages you were not able to recover as a result of these caps.

We also note your disclosure in the risk factor “Warranties from suppliers of turbines…” on page 25.  Please also tell us whether you have incurred expenses as a result of turbine non-performance that were not covered by a warranty for reasons other than the limitation imposed by the aggregate maximum cap on liquidated damages.

Response:  The warranty provisions of our turbine warranty agreements are contractually independent of our financial hedges.  Thus, the amount we may receive as liquidated damages under a warranty agreement is not a function of the amount, if any, we may have to pay under a financial hedge covering the output of that project, nor is the amount we may have to pay under that hedge determined by any payments under the warranty agreement for that project.  To date, however, we have not had to make any payment on a hedge with respect to the output of a particular project that was greater than the liquidated damages we received under the warranty agreement covering that project.  Also, we have not reached any cap for liquidated damages for any warranty payments owed us.  Finally, we have only incurred incidental costs in respect of turbine non-performance that were not covered by our warranties.

Management, page 123

Executive Officers and Directors, page 123

24.                               Please describe the business experience of your executive officers and directors for the past five years without any gaps or ambiguities.  Refer to Item 401(e)(1) of Regulation S-K.  In this regard, please disclose the specific business experiences for the past five years without any gaps or ambiguities of Matthew Raino.

Response:  We have revised the descriptions of the business experience of Carol J. Grant and Matthew Raino on pages 125 and 127.

Executive Compensation, page 129

General

25.                               We note that your disclosure under this heading contains many blank spaces.  In addition to the comments set forth below, we may have further comment once you have revised your disclosure under this heading to reflect actual compensation for fiscal year 2009.

In this regard, we note your response to comment 22 in our letter dated October 24, 2008.  It appears from your current disclosure that certain individual and corporate performance targets may have been material to the company’s executive compensation policies for fiscal 2009, but you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn annual cash bonuses or long term equity incentive compensation.  Examples of referenced performance targets for which additional disclosure appears to be required include the following:

•                  “Review and approve company-wide and personal goals and objectives relevant to each executive officer’s compensation;”

•                  “The Compensation Committee establishes specific performance targets for our executive officers to achieve in order to receive certain types of compensation, including merit pay increases, annual bonuses and performance awards under [your] Long Term Incentive Plan;” and

•                  You expect “targets to include performance measures that relate to increasing the value of the company, including, but not limited to: meeting financial targets associated with the operation and construction of [your] projects, achieving certain milestones with respect to [your] project development portfolio and specific major tasks that need to be accomplished to enhance [your] financial condition.”

In your amendment, please provide appropriate qualitative and/or quantitative descriptions of the actual performance targets that were taken into consideration in determining each component of compensation for your named executive officers and any other performance-related factors that were material to the company’s executive compensation policies and decision-making processes for fiscal 2009, to the extent not previously disclosed.

Response:  The referenced disclosure has been extensively revised and updated for 2009 in Amendment No. 3, taking into account the Staff’s comments on Amendment No. 2 as well as new facts made relevant by the passage of time.  Please see the discussion beginning on page 130.  In particular, we note that several of the Staff’s specific comments have been superseded by the revised disclosure.

Annual Cash Compensation, page 133

26.                               We note your disclosure under this heading that your “Compensation Committee has also retained the services of external compensation consultants to provide them with competitive pay practice information” and that “[i]n 2009, the compensation consultants provided advice to the Compensation Committee with respect to executive employment contracts and severance practices.” lf the compensation consultants play a material role in your compensation-setting practices and decisions, please discuss that role in your Compensation Discussion and Analysis.

Response:  We have revised the disclosure referenced in the Staff’s comment on page 134.

Severance and Change of Control Arrangements, page 136

27.                               Please file your severance plan adopted on November 1, 2009 as a material contract or tell us why it is not appropriate to do so.

Response:  The Company will file the severance plan as an exhibit to a future amendment to the Registration Statement.

Outstanding Equity Awards at Fiscal Year End, page 138

28.                               Please disclose by footnote to this table how you determined the market value of Series B Units that have not vested at December 31,2009.  Please provide similar disclosure in footnote (2) to your “Stock Vested in the Fiscal Year Ended December 31, 2009” table on page 141 and footnote (2) to your “Potential Payments upon Termination of [sic] Change in Control Summary Table” on page 143.

Response:  The Company supplementally advises the Staff that the market value was determined based on a business enterprise valuation performed by the Company with the assistance of an independent valuation firm.  We have included the requested disclosures on page 140.

Potential Payments upon Termination of Change in Control Summary Table, page 142

29.                               Please explain the specific circumstances that would trigger payments.  Refer to Item 402(j)(1) of Regulation S-K.

Response: We have revised the disclosure referenced in the Staff’s comment. Please see page 144 “Potential Payments upon Termination or Change in Control.”

Description of Long-Term Incentive Plan, page 144

30.                               Please revise to move the disclosure under this heading to an appropriate place in your compensation discussion and analysis so that it appears before your compensation tables.

Response:  We have amended the disclosure to include more information about 2009 compensation.  In the expanded disclosure, we have clarified that none of the previous equity grants were made under the Long-Term Incentive Plan (“LTIP”).  The Staff has indicated that the CD&A should be reserved for analysis and discussion of compensation arrangements, rather than descriptions of their terms.  The primary purpose for inclusion of the detailed plan description is to enable the Company to make use of the plan grandfather provisions of Section 162(m) of the Internal Revenue Code.  We respectfully submit that the current placement of the description of the LTIP after the CD&A and compensation tables, which we believe are of greater importance to the reader, is appropriate and prevents this more detailed material from adding unnecessary length to the CD&A.

Certain Relationships and Related Party Transactions, page 150

2006 Series A Unit Issuances, page 150

31.                               Please identify any related persons and the basis on which the persons are related persons with respect to the unit issuances, debt retirement and other payments.  For example, identify any of your executive officers, directors or Sponsors that were involved with these transactions.  Refer to Item 404(a)(1) of Regulation S-K and instructions to Item 404(a).  Please also file the unit redemption agreement as an exhibit.

Response:  The referenced disclosure regarding the 2006 Series A Unit issuances occurred more than two fiscal year’s preceding the Company’s last fiscal year.  Because Item 404 of Regulation S-K does not require inclusion of the 2006 Series A unit issuances, the referenced section beginning on page 152 has been deleted.

2008 Distributions to Members, page 152

32.                               Based on the distributions to members reflected in your consolidated statements of cash flows, it appears that distributions were also made in 2009.  Please advise.

Response:  In 2009, First Wind Holdings, LLC paid cash distributions to UPC Wind Partners II totaling $1,000,000 under the Unit Redemption Agreement with UPC Wind Partners II.  We have revised the Registration Statement on page 154 to add this disclosure.

Related Party Loans and Advances, page 152

33.                               Please identify any related persons and the basis on which the persons are related persons with respect to the 2007 distributions to tax equity investors.  Refer to Item 404(a)(1) of Regulation S-K and instructions to Item 404(a).  Based on the distributions to noncontroIling interests reflected in your consolidated statements of cash flows, it appears that distributions were also made in 2008 and 2009.  Please advise.

Response:  The Company advises the Staff that $1.7 million was paid to JPMorgan, which owns 100% of the Class B interest, and the remaining $22 million was paid to Makani Nui Associates, which owns 49% of the Class A interest. Neither of these parties are related parties within the meaning of Item 404 of Regulation S-K, and accordingly the referenced paragraph on page 154 has been deleted.

34.                               Please quantify the cash and describe the assets contributed in connection with the Deepwater Wind Holdings, LLC transaction.  Refer to Item 404(a)(3) of Regulation S-K.

Response:  We have included the referenced disclosures on page 154.  The Company contributed approximately $3.3 million in cash along with non-cash assets and liabilities with a net book value of approximately $471,000.

Purchase of Prattsburgh Real Property, page 153

35.                               Please file the purchase agreement as an exhibit.

Response:  The Company respectfully submits that the purchase agreement was entered into in the ordinary course of business and need not be filed as an exhibit to the Registration Statement.  The Company advises the Staff that the project that was in development at the Prattsburgh location has been terminated.

Financial Statements, page F-1

First Wind Holdings, LLC Financial Statements, page F-4

Notes to Consolidated Financial Statements, page F-8

36.                               As previously requested in comment 26 in our letter dated October 24, 2008, please provide disclosure similar to the disclosure in footnote (2) of the table of selected financial data on page 51 or tell us where to find this disclosure in the notes to the consolidated financial statements.  If you do not believe such disclosure is warranted, please explain supplementally.

Response:  We have included the referenced disclosures on page F-19.

Note 3 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

37.                               With reference to authoritative literature, please explain why revenue from testing is deferred and amortized over the estimated life of the wind energy project.

Response:  The Company supplementally advises the Staff that the commissioning process for wind energy projects involves the production and sale of small amounts of electricity, referred to as test energy, as construction nears completion but before the project is certified for commercial operations. Upon a project’s commencement of commercial operations, the Company begins recording revenue along with costs of the project such as amortizing prepaid warranties, which become effective at this time, and depreciating the related fixed assets.

During the construction period, when costs of the project are being capitalized, the Company believes it is inappropriate to recognize revenue for test energy production. The Company believes this view is supported by ASC 970-340-25-12, which pertains to incremental revenues from incidental real estate operations and states that, “incremental revenues from incidental operations in excess of incremental costs of incidental operations shall be accounted for as a reduction of capitalized project costs.”

Other Non-Current Assets, page F-17.

38.                               Referring to your response to comment 27 in our letter dated October 24, 2008, please explain why the change in asset classification reflected in the financial statements did not result in a restatement.

Response:  The Company supplementally advises the Staff that the change in asset classification did not result in a restatement because the net effect of the change, approximately $500,000 of accumulated amortization on the balance sheet and amortization expense in the statement of operations, was not material to the financial statements taken as a whole.

Income Taxes, page F-17

39.                               Considering that certain subsidiaries have elected to be taxed as corporations, please explain your consideration of providing the income tax disclosures required by FASB ASC 740-10-50.

Response:  The Company supplementally advises the Staff that the subsidiary elections to be taxed as corporations were made in 2009 and that the Company anticipates including the income tax disclosures required by FASB ASC 740-10-50 in its 2009 financial statements, which financial statements will be included in the Registration Statement in a future amendment.

Note 7 – Debt, page F-22

HSH Refinancing, page F-24

40.                               Please reconcile your disclosure that the Company’s sponsors each made capital contributions of $275,152,000 to your disclosures on page F-38 and your consolidated statements of cash flows and members’ capital.

Response:  We have revised the Registration Statement to clarify that the Sponsor capital contributions are aggregate amounts.  See page F-24.

Note 11 – Members’ Equity, page F-36

Series A Unit Issuances, page F-37

41.                               With reference to authoritative literature, please explain how you accounted for the earn-out commitments and subsequent payments and/or unit issuances related to the commercial operation of your Steel Winds I project and certain wind energy projects’ commencing commercial operation along with the occurrence of certain other conditions.

Response:  On April 28, 2006, the Company repurchased approximately 43 million Series A units from its original owners for approximately $33 million in cash and one or more future payments of up to $10 million (the “earn out commitment”).  The Company’s repurchase of Series A units from its original owners that gave rise to the earn-out commitments was accounted for as a repurchase of treasury stock. In accordance with ARB 43, the repurchase was recorded as a reduction of members’ capital.  On April 28, 2006, the fair value of a Series A unit was $1.00 per unit based upon investments made by new investors.

The earn-out commitment of $10 million was initially payable upon certain wind energy projects commencing commercial operations.  In December 2008, this earn-out commitment was amended such that $1 million would be paid related to the commercial operation of our Steel Winds project, $4.5 million will be paid upon certain wind energy projects commencing commercial operations and upon the completion of additional financing transactions, and 4,500,000 Series A-1 units would be issued upon certain wind energy projects commencing commercial operations.  The fair value of the Series A-1 units on the date of amendment was $1.00 per unit based upon cash investments and also supported by a third-party valuation.

The Company’s earn-out payment to its former owners upon the occurrence of certain events will also be accounted as an equity transaction in the period that the contingencies are resolved and will be recorded as a reduction of members’ capital.  In considering the appropriate initial and subsequent measurement for the contingent consideration, the Company considered the fact that the contingent consideration did not meet the definition of a derivative under Statement 133, nor was it a liability under Statement 150. Additionally, equity transactions in which a company acquires its stock at fair value do not impact the statement of operations. In this case, the amount paid for the treasury stock including the full amount of the contingent consideration, if paid in the future, would be equal to the fair value of the units on the date the units were transferred to the Company. After reviewing the literature, the Company concluded that Statement 141, which also addressed accounting for contingent consideration issued for the purchase of equity interests in the context of a change of control of a business, was the most directly applicable standard.  The Company, therefore, recorded the earn-out commitment consistent with Statement 141, which requires that contingent consideration related to a business combination be recorded when the contingency is resolved and consideration is issued or becomes issuable.

The Company supplementally notes for the staff that during 2009, the Company paid $1.0 million relating to the commercial operation of our Steel Winds project and issued 4,500,000 Series A-1 units as a result of our Stetson I, Cohocton and Milford I projects commencing commercial operations.  The remaining contingent payment of $4.5 million of cash consideration is ongoing, and that the underlying contingent events, repayment of the Company’s First Wind Acquisition I and First Wind Acquisition IV loans, has not occurred.

Series A-I Warrants, Page F-38

42.                               With reference to authoritative literature, please explain how you accounted for the warrants at issuance and subsequent to issuance.  In doing so, please explain the unit and unit price adjustment terms and your consideration of FASB ASC 815-40-15-5 through 815-40-15-8 when determining if the warrants were considered derivatives as of January 1, 2009.  Also, please consider providing more detailed disclosure of the unit and unit price adjustment terms.

Response:  The Company utilized the decision tree contained in Chapter 2 of the DRAFT AICPA Technical Practice Aid ROADMAP FOR ACCOUNTING FOR FREESTANDING FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY’S OWN STOCK (the “Roadmap”) to determine the initial and subsequent accounting for the warrants.

Through application of the Roadmap, the Company determined that the warrants meet the definition of a derivative under ASC 815-40. The unit price adjustment terms of the Warrant Purchase Agreement (in particular, Section 5. Certain Adjustments, par. (c) Sale of Units Below Exercise Price to Affiliates …if at any time after the date hereof the Company issues or sells, or is deemed… to have issued or sold, Additional Units…for a price that is less than the Exercise Price in effect immediately prior to such exercise or sale… then the Exercise Price shall be reduced…) indicate that the warrant is not indexed solely to the Company’s own stock and should be accounted for as a liability through application of ASC 815-40-15-5 through 815-40-15-8.

The Company initially recorded the warrants as a liability at their estimated grant-date fair value as determined through application of the Black-Scholes option pricing model with a corresponding amount recorded as debt discount. Subsequent to this initial recording, the fair value of the warrant is being redetermined at each balance sheet date. Changes in the estimated market value of the warrant through September 30, 2009, were not material.

We have included additional disclosure of the unit and unit price adjustment terms on page F-38.

Item 15.  Recent Sales of Unregistered Securities, II-2

43.                               In the second paragraph under this heading, please include your Series B-1 Units or tell us why it is not appropriate to do so.

Response:  No Series B-1 Units have been issued since January 1, 2007.  Item 701 of Regulation S-K requires information with respect to all securities of the registrant sold within the past three years that were unregistered; since no such Series B-1 Units were issued during that time, the Series B-1 Units were not included.

44.                               Please disclose your unregistered sale of equity interests to Stanton Equity Trading Delaware LLC with respect to your Milford I project and file this agreement as an exhibit to your registration statement.  With respect to this sale, please provide the disclosure required by Item 701 of Regulation S-K.

Response:  The Company supplementally advises the Staff that the sale of equity interests to Stanton Equity Trading Delaware LLC were securities of a subsidiary of First Wind Holdings, LLC.  We respectfully submit that Item 701 of Regulation S-K does not require disclosure with respect to the sale of such securities.

Item 16.  Exhibits and Financial Statement Schedule, page II-5

45.                               We note your disclosure that some of your exhibits are the subject of confidential treatment requests.  After you submit these confidential treatment requests, any comments we have will be sent under separate cover.  Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve any issues concerning the confidential treatment requests.

Response:  The Company acknowledges the Staff’s comment.

Item 17.  Undertakings, II-13

46.                               Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings.  Please revise your filing to include those undertakings.

Response:  We have added the referenced undertakings.

•              •              •

Please direct any comments on the foregoing to the undersigned at (212) 450-4565 or to Jeff Ramsay at (212) 450-4243.

Very truly yours,

Joseph A. Hall

Enclosures

cc w/ enc:

Catherine Brown

Staff Attorney

Brigitte Lippmann

Special Counsel

James Allegretto

Senior Assistant Chief Accountant

Adam Phippen

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Paul Gaynor Paul H. Wilson, Jr. First Wind Holdings Inc. Elisabeth M. Martin Kirkland & Ellis LLP